FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2006.

Total number of pages: 48

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE YEAR ENDED MARCH 31, 2006 (FROM APRIL 1, 2005 TO MARCH 31, 2006) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE YEAR ENDED MARCH 31, 2006

(FROM APRIL 1, 2005 TO MARCH 31, 2006)

CONSOLIDATED

Released on April 25, 2006

NIDEC CORPORATION

Date of Directors’ meeting for financial results: April 25, 2006

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance

(1) Consolidated Financial Results (from April 1, 2005 to March 31, 2006)

	Japanese yen (Millions except per share amounts)
	Year ended March 31,
	2006	2005
Net sales	¥536,858	¥485,861
Percent change from the previous period	10.5%	75.1%
Operating income	53,426	53,665
Percent change from the previous period	(0.4)%	143.8%
Income before provision for income taxes	64,378	57,290
Percent change from the previous period	12.4%	191.7%
Net income	40,949	33,455
Percent change from the previous period	22.4%	107.9%
Net income per share- basic	285.47	239.87
Net income per share- diluted	275.05	228.29

Net income per Shareholders’ equity	17.4%	21.1%
Income before provision for income taxes per gross capital	12.3%	12.3%
Income before provision for income taxes per net sales	12.0%	11.8%

Notes:

1. Equity in net income (loss) of affiliated companies:

¥(46) million for the year ended March 31, 2006

¥(34) million for the year ended March 31, 2005

2. Change in accounting method: Not applicable

3. Average number of shares issued and outstanding (consolidated):

143,444,914 shares for the year ended March 31, 2006

139,469,904 shares for the year ended March 31, 2005 (after an adjustment to reflect the effect of the stock split discussed below)

4. Percentage changes of net sales, operating income, income before provision for income taxes and net income are indicated in comparison with the same previous period.

5. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the per-share amounts of basic and diluted net income for the year ended March 31, 2005 have been accordingly adjusted to reflect the effect of the stock split. The per-share amounts of basic and diluted net income for the year ended March 31, 2005 before the adjustments were ¥479.74, and ¥456.58, respectively.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	March 31,
	2006	2005
Total assets	¥565,970	¥484,173
Shareholders’ equity	263,659	207,040
Shareholders’ equity to total assets	46.6%	42.8%
Shareholders’ equity per share	¥1,823.12	¥1,453.19

Note:

1. Number of shares issued and outstanding (consolidated):

144,619,182 shares at March 31, 2006

142,473,722 shares at March 31, 2005 (after an adjustment to reflect the effect of the stock split discussed above)

2. The per-share amounts of shareholders’ equity as of March 31, 2005 have been accordingly adjusted to reflect the effect of the stock split. The per-share amounts of shareholders’ equity as of March 31, 2005 before the adjustments were ¥2,906.37.

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions)
	March 31
	2006	2005
Net cash provided by operating activities	¥55,932	¥44,333
Net cash used in investing activities	(43,975)	(45,888)
Net cash used in or provided by financing activities	5,344	(2,494)
Cash and cash equivalents at the end of the period	¥92,079	¥70,111

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	94
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	5

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated:	8
Number of companies excluded from consolidation:	3
Number of companies newly accounted for by the equity method:	1
Number of companies excluded from accounting by the equity method:	0

2. Forecast of Consolidated Financial Performance (For the year ending March 31, 2007)

	Japanese yen (Millions except per share amounts)
	For the six months ending September 30, 2006	For the year ending March 31, 2007
Net sales	¥280,000	¥580,000
Operating income	30,000	65,000
Income before income taxes and minority interests	30,000	65,000
Net income	¥18,500	40,000
Net income per share		¥276.59

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 94 consolidated subsidiaries and 5 affiliates. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Production or Sales	Principal Companies
Small precision DC motors	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec Hi-tech Motor (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dong Guan) Limited. Nidec Sankyo Corporation and Nidec Subic Philippines Corporation.

Small precision fans	Production	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited, Nidec Tosok (Vietnam) Corporation and Nidec Vietnam Corporation.
Vibration motors	Production	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts and material	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation and Nidec Sankyo Corporation.

Small precision motors	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation and Nidec Sankyo Corporation.
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics GmbH, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Nidec Sankyo Corporation and Nidec Taiwan Corporation.

For office automation equipment and home electric appliances OA	Production	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
For automobiles	Production	Nidec Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Automotive Motor (Zhejiang) Corporation.
Mid-size motors	Sales (Japan)	Nidec Corporation, Nidec Power Motor Corporation and Nidec Shibaura Corporation
	Sales (Overseas)	Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics GmbH, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.

Power transmission drives	Production	Nidec-Shimpo Corporation
Factory automation related equipment FA	Production

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation and Nidec Sankyo Corporation.

Machinery	Sales (Japan)

Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Nidec Sankyo Corporation.

	Sales (Overseas)	Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation and Nidec-Kyori Corporation
Electronic components	Production	Nidec Copal Electronics Corporation and Nidec Pigeon Corporation.
Optical components	Production	Nidec Copal Corporation, Nidec Copal (Thailand) Co., Ltd. and Nidec Nissin Corporation.
Electronic and Optical components	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Pigeon Corporation and Nidec Nissin Corporation.
	Sales (Overseas)	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Pigeon Corporation and Nidec Nissin Corporation.
Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd.
Musical Movements	Production and Sales	Nidec Sankyo Shoji Corporation.
Automobile parts	Production	Nidec Tosok Corporation and Nidec Tosok (Vietnam) Corporation.
	Sales	Nidec Tosok Corporation.
Parts	International Purchase	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and others.
Service	Service etc	Nidec Total Service Corporation and Nidec Logistics Corporation.

Nidec prepared consolidated financial reporting conforming to U.S. GAAP from the fiscal year ended March 31, 2005. Scope of consolidation is also based on U.S. GAAP. Business segments comprises a total of 15 segments conforming to Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating Segments are the classifications, which the chief operating decision-maker utilizes for business decision-making and performance evaluation. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

The business segments are as follows.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors and fans.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation., a subsidiary in Japan, which primarily produces and sells micro motors, machinery and electronic and optical components.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsudiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NNSN segment comprises Nidec Nissin Corporation., a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

2. MANAGEMENT POLICIES

1) Fundamental policies

Nidec Corporation and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Dividend policies

From the viewpoint that “Shareholders own the company”, Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels. Currently we plan to allot approximately 10% of our consolidated net income for the dividend payment.

Reserves are continually used to strengthen management structure and for business expansion to enhance profitability.

<Notification of an increase in dividends>

We paid an interim dividend of ¥25.0 per share for the six months ended September 30, 2005, a ¥5 increase from ¥20 per share for the same period of the previous year. Given the fact that our consolidated annual net income for the year ended March 31, 2006 exceeded the previously forecasted level, we have decided to raise the annual dividends for the fiscal year by ¥5 to ¥20 per share. The dividend amount reflects the two-for-one stock split implemented in the second half of the fiscal year. On a pre-split basis, the year-end dividend amount translates into ¥40 per share, making the annual dividend ¥65 per share, a ¥20 increase year on year.

3) Perspectives on lowering the minimum volume of share trading

With a view to improve stock liquidity and to expand the scope of individual shareholders, Nidec has set the minimum trading unit at 100 shares and actively exercised share splits to date. We implemented two-for-one stock splits in May 2000 and November 2005 in line with this policy.

4) Target

Nidec’s primary target is to reach group sales of ¥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec. Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

5) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (“FDB”) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for electronic and optical parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

D. Nidec assesses possible country risk attributable to overconcentration of production capabilities in particular regions or countries and diversifies investment in multiple countries to ensure an appropriate balance in its international production activities.

Nidec's present focus in this context is on securing a Group's future overseas manufacturing base in Vietnam as a means to lessen the Company's increased dependence on China.

6) Challenges and issues

A. Nidec will enhance its profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions respectively defined for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic and optical parts is fast expanding in China, so is production of automobile parts in Vietnam. Nidec moves ahead to ensure that investments serve to shore up consolidated profitability.

B. Nidec will reinforce its research and development activities that respond to the fast-changing market needs. Focus is on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarter building in Kyoto, which began operations in May 2003, is the center of Nidec’s comprehensive R&D activities converging the Company’s technical expertise. Meanwhile, measures to refine R&D frameworks of respective group companies are constantly underway, as exemplified by the amalgamation of R&D activities for HDD motors of Nidec Sankyo Corporation to Nidec’s Nagano Technical Center is under the group-wide R&D enhancement approaches. We opened Motor Engineering Research Laboratory within our Tokyo Office in April 2005. Motor Engineering Research Laboratory develops basic research for various types of motors and aims to establish the foundation of motor technology going forward for our motor-related business.

C. Nidec will continuously improve its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In May 2003, Nidec created Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. After the establishment of Internal Audit & Management Advisory Department in Nidec Corporation in April 2004, we placed internal audit divisions in respective subsidiaries as our pool of human resources expanded.

Through restructuring our internal audit systems on a consolidated basis, we ensure our business operation is constantly under appropriate management and audit control in a manner that is lawful and effective.

D. Since April 2003, Nidec has implemented a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with generation changes in the top management. In March last year, Nidec also made a major management reshuffle in Nidec Sankyo Corporation to shift their focus from reviving to active growth. Since 2005, Nidec has assigned its key personnel to the position of presidents of Nidec Power Motor Corporation and Nidec Shibaura Corporation for administrative improvement.

3. Operating and Financial Review and Prospects

1) Operating Results

Overview

Economies of the advanced countries have enjoyed relative stability for the year ended March 31, 2006.  Japanese economy has entered the phase of autonomic recovery led by capital expenditure and personal consumption in pair with high growth of the newly growing BRICs countries mainly led by China and the expansion of the demands in the wide fields.  Especially, it was the IT related devices and digital home electronics that have led the economies by expansion of the worldwide market and abrupt surge of demands.  Our company has enjoyed great benefits in this field.  However, on the other hand it is indispensable how to cope with high technology innovation, and the needs of the market have been accelerated, new products are being launched rapidly, and the existing products have been obsolete in a shorter period.  It has been difficult how to tackle with inventory adjustment and production adjustment caused by failure to follow them up.  In these managerial circumstances, although our group suffered disparity in business performance depending on the business field, we could increase the consolidated business performance amid the expansion of the worldwide IT digital market as a whole.

As a result, the consolidated performance of the fiscal year ended March 31, 2006 achieved the increased net sales and income in comparison with the previous fiscal year, by which both of the net sales and net income have marked the highest record in the past.  The net sales showed 10.5% increase of 536.8 billion Yen compared with the previous fiscal year while the operating income reached 53.4 billion Yen that is almost same with the previous fiscal year.  However, the consolidated net income of the fiscal year ended March 31, 2006 is 40.9 billion Yen that is increase at 22.4% compared with the previous fiscal year.

Consolidated Operating Results

The consolidated net sales of the fiscal year ended March 31, 2006 is 536 billion and 858 million Yen that is increase of about 51 billion Yen compared with the previous fiscal year (increase of 10.5%).  The operating income is 53 billion and 426 million Yen that is decrease of about 200 million Yen (decrease of 0.4%).  While Income before provision for income taxes, etc. is 64 billion and 378 million Yen that is increase of about 7.1 billion Yen (increase of 12.4%).  The rate to pay corporate tax, etc. corresponding thereto is increased by 1% or more.  Income of minority shareholders is decrease of about 2.8 billion Yen due to decrease of income of the consolidated subsidiaries and the effect of increased equity of the Company.  As a result, the net income of the fiscal year ended March 31, 2006 is 40 billion and 949 million Yen that is increase of about 7.5 billion Yen compared with the previous fiscal year.  It is increase of the income at 22.4%.

The operating income is about 53.4 billion Yen that is slight decrease (decrease of 200 million Yen) compared with the previous fiscal year.  However, as the operating income of the previous fiscal year included the income due to the special factor of about 3.6 billion Yen in net amount (difference between profit from winding-up and returning substitution of welfare pensions funds and losses from the appropriation of temporary expenses for structural reform of consolidated companies), the operating income of the previous fiscal year to be compared is about 50 billion Yen.  On the one hand, the operating income of the fiscal year ended March 31, 2006 to be compared is 56.1 billion Yen that is increase of income of about 6.1 billion Yen (about 12%) if the special loss of 2.7 billion Yen included in the operating income of the fiscal year ended March 31, 2006 due to impairment loss and bankruptcy of Agfa Photo GmbH are excluded.

In another perspective, about 1.6 billion Yen is not attained as a result although the anticipated operating income of the fiscal year ended March 31, 2006 was announced at 55 billion Yen.  As the factors of failure to attain, the following items of temporary loss limited to the fiscal year ended March 31, 2006 are listed as shown in Item (2) and subsequent items including failure to attain the operating income of the listed three companies indicated below and loss relating to Agfa Photo GmbH.  The total amount is about 6.8 billion Yen as indicated below.

(1) Failure to attain the operating income of the listed three companies:   1.56 billion Yen

<Nidec Copal: 694 million Yen, Nidec Copal Electronics: 372 million Yen, and Nidec Tosok: 495 million Yen>

The major factors of failure to attain the operation income were cost increase brought by delay of launching of new optical parts (plastic lens units) as to Nidec Copal, decrease of net sales of scanners (motors for rear-projection television and mirrors) as to Nidec Copal, and dull sales of die bonders, etc. in the electronics sector as to Nidec Tosok.

(2) Bad debt expenses and loss of inventory valuation related to Agfa Photo GmbH:   1.63 billion Yen
(3) Decrease of income by decrease of net sales of about 4.15 billion Yen due to change of standards of transaction of motors for HDD and fan motors:   700 million Yen

Two companies has adopted the JIT system and changed the standards of transactions newly in connection with HDD motors while the top customer has implemented the JIT system in relation to fan motors.

(4) Impairment loss on fixed assets and appraisal loss:   1.06 billion Yen

(5) Loss in mid-size motor business:   1.86 billion Yen

The profit making as a whole was anticipated in the relevant field throughout the fiscal year.  However, the loss has arisen due to increased cost of development for motors for automobiles, oversea transfer of production and expanded investment, surge of materials, etc. In the year of 2006, the black figure is anticipated.

Total amount of the five items above:   6.81 billion Yen

Cash flow as of the end of the reference year also indicates the stated improvements in productivity. Net cash provided by operating activities increased approximately ¥12,000 million to ¥55,900 million compared to the previous year. As a result, free cash flow significantly improved from negative ¥1,600 million to positive ¥12,000 million compared to the previous year.

(Q4 performances)

The consolidated performance in Q4 (forth quarter of the fiscal year ended March 31, 2006) is briefly mentioned.  The consolidated net sales in Q4 is 143 billion and 955 million Yen increased by about 22.7 billion Yen in comparison with the previous year.  It is increase of 18.7%.  If compared with the last quarter (Q3), it is increase of about 7.2 billion Yen or 5.3%.  The operating income is 13 billion and 345 million Yen that is decrease of 1.74 billion Yen or 11.6% compared with the same quarter of the previous year.  Further, compared with the last quarter Q3, it is decrease of 1.66 billion Yen or 11.1%.  However, as mentioned above, the temporary gain or one-time charge is included respectively in Q4 of the previous and fiscal year ended March 31, 2006, the operating income that can be compared is as follows:

The operating income of the fourth quarter of the fiscal year ended March 31, 2006 to be compared is 14 billion and 602 million Yen (special loss 1 billion and 257 million Yen added).

The operating income of the fourth quarter of the previous year to be compared is 11 billion and 515 million Yen (special income 3 billion and 573 million Yen subtracted).

The operating income of the third quarter of the current year to be compared is 15 billion and 3 million Yen.

Business Segment

a) Small Precision Motors

The net sales for the fiscal year ended March 31, 2006 is 273 billion and 759 billion Yen that is increase of about 51 billion Yen compared with the previous fiscal year (22.9%).  As to HDD motor business, sales amount is increase of 38% compared with the previous fiscal year, and in view of quantity, it is increase of 32% or more.  Accordingly, average selling price on Yen basis was surge of 4% or more compared with the previous fiscal year.  However, as the level of the exchange rate in the fiscal year ended March 31, 2006 is depreciation of Yen by 5% or more compared with the previous fiscal year, it is judged that the price decreased slightly at annual rate of 1% or so on dollar basis.  The factor that held the average selling price back to the slight extent is increase of sales volume of high capacity products with 2.5 and 3.5 inches.  Other DC motors (including those for DVDs) increased of about 5.4 billion Yen (8.8%) compared with the previous fiscal year in which decrease of motors for AV of Nidec Sankyo is included.  Sales amount and quantity that relate only to Nidec as before are increase of about 28% respectively in comparison with the previous fiscal year.  Net sales of fan motors is just increase of 1% or more.  The quantity is nearly same with the previous fiscal year.  As a result of adoption of the JIT system by major customers, appropriation of net sales equivalent to 10% of the net sales in the fiscal year ended March 31, 2006 is carried forward.  Accordingly, the business is expanding smoothly.

The operating income of the precise small size motor business is 35 billion and 578 million Yen that is increased of about 9.6 billion Yen or about 37% compared with the previous fiscal year.  The increase is brought by improvement of profitability due to larger increase of various kinds of motors, and enhanced structure of high value added products for note book PCs in motors for HDDs and optical disc DVDs.

b) Mid-size Motors

The net sales is 37 billion and 767 million Yen or increase of 6.2% that is increased sales of about 2.2 billion Yen compared with the previous fiscal year.  About 1.2 billion Yen of the increase relates to the net sales of motors for power steering.  Sales of motors for home appliances and industry increases, too.  The above is the sales situation.  However, profitability of mid size motors is deteriorated because of cost up of materials such as steel in addition to overseas transfer of production, cost increase due to active investment such as deployment in China, especially tackling with development of brushless DC and new products, and market development.  Thereby the operating income of the business posted the loss of about 1.9 billion Yen.  However, as the production in China it getting started along the right lines and the surged cost of materials is absorbed, the black figure is anticipated at last.

c) Machinery

The net sales of the business is 73 billion and 243 million Yen that is decrease of about 3.7 billion Yen (4.8%).  The decrease in the fiscal year ended March 31, 2006 is due to decreased sales of laboratory systems and card printers at Nidec Copal and decreased sales of discrete in the semiconductor manufacturing device business at Nidec Tosok.  On the one hand, sales of liquid crystal substrate robots and card readers at Nidec Sankyo has expanded smoothly.  As a result, in the business field as a whole, the operating income exceeding 10 billion Yen and the rate of the operating income at 15% are secured continuously.  Individually, Nidec Copal and Nidec Tosok have suffered the profit decline as the dark side, and 1.6 billion Yen or more of bad debt expense related to bankrupted Agfa Photo GmbH is appropriated.  As a result, although 11 billion and 111 million Yen is posted as the operating income, it is decrease of about 900 million Yen compared with the previous fiscal year.

d) Electronic and optical components

The net sales of the business is 128 billion and 791 million Yen that is increase of about 400 million Yen (0.3%).  The increase in this business is attained by optical pick-up units and units for home appliances, etc. of Nidec Sankyo.  However, optical parts of Nidec Copal and actuators of Nidec Copal Electronics is decreased in comparison with the previous fiscal year.  The operating income is 9 billion and 722 million Yen that is greater decrease of about 2 billion and 700 million Yen compared with the previous fiscal year.  The decrease is due to decrease of about 2 billion Yen by the two companies that suffered the decreased sales.  Nidec Copal is forced to spend much more in order to correspond to increase of orders amid the delay of introduction of new product of plastic lens units while Nidec Copal Electronics faces with price drop or decreased demands of optical and information terminals, copying machines, and game playing devices, etc., while the sales related to actuators is with good profitability.  Further, Nidec Sankyo faces with stagnant income albeit the increased sales related to optical pick-up units in addition to decreased income of plastic-mold products for electronic devices.

e) Others

The net sales of the business is 23 billion and 298 million Yen that is increase of about 1.1 billion Yen (4.9%).  The increase of the net sales income is mainly brought by pivot assembly and automobile parts of Nidec Tosok.  The operating income of this business is 2 billion and 74 million Yen that is decrease of about 600 million Yen compared with the previous fiscal year.  The decrease is due to the automobile parts business of Nidec Tosok.  Main product of electromagnetic valves faces with technical generation change and thereby development and investment in preparation of a new product are going ahead.  In addition, it affected by the decline of selling price and surge of prices of raw materials.

2) Consolidated Financial Position

As for the changes in the balance sheet, total assets increased by ¥81,800 million from the end of the previous period as of March 31, 2005. Shareholders’ equity at the end of the period increased by ¥56,600 million including an increase of ¥46,300 million of retained earnings and ¥10,400 million of accumulated other comprehensive income in addition to an increase of common stock and additional paid-in capital by converting convertible bonds. Liabilities increased by ¥17,700 million due to an increase of borrowings. Equity ratio improved to 46.6% from 42.8% at the end of the previous period.

Cash flows

The balance of cash and cash equivalents at the end of the year was ¥92,079 million, an increase of ¥21,968 million from the end of the previous period.

“Cash flow from operating activities” was ¥55,932 million, an increase of ¥11,599 million as compared to the previous period. In the period ended March 31, 2006, net income increased by ¥7,494 million from the previous period to ¥40,949 million and also for non-cash expenditures, depreciation expenses increased by ¥4,521 million, the increase in unpaid retirement benefits and pensions increased by ¥6,428 million and the difference between a decrease of account receivable and an increase of account payable increased by ¥12,301 million. On the other hand, non-cash expenditures increased by ¥2,772 million due to minority interests and income by the equity method, by ¥7,002 million due to an increase of inventory and by ¥5,886 million due to exchange adjustment of ¥3,485 million and others.

 “Cash flow from investing activities,” cash outflow was ¥43,975 million. Out of which, payments for capital investment were approximately ¥43,200 million. In addition, investment in subsidiaries were approximately ¥5,300 million, however, proceeds from sales of property, plant and equipment was ¥1,500 million and proceeds from sales of marketable securities was ¥4,100 million. Capital investment increased by approximately ¥5,900 million as compared to the previous period.

“Cash flow from financing activities,” cash outflow was ¥5,344 million. The increase of short-term borrowings was approximately ¥13,100 million and the repayment of long-term debt was approximate ¥3,100 million. Dividends paid was approximately ¥3,600 million.

3) Non-Consolidated Results

The non consolidated net sales for the fiscal year ended March 31, 2006 is 168 billion and 220 million Yen that is increase of about 37.9 billion Yen or 29.1% compared with the previous fiscal year.  The net sales income per business is 159 billion and 633 million Yen in the precise small size motors that is increase of about 35.5 billion Yen (about 29%); in the mid-size motors, 5 billion and 364 million Yen that is increase of 1 billion and 65 million Yen (about 45%).

The operating income is 8 billion and 852 million Yen that is increase of 6.5 billion Yen compared with the previous fiscal year.  The increase of the operating income is mainly brought by increased sales of precise small size motors as mentioned above.  The recurring profit is 24 billion and 544 million Yen that is increase of about 11.1 billion Yen.  This is attained by increased dividends of about 2 billion Yen and exchange gain of 2.2 billion Yen from overseas and domestic subsidiaries in addition to increased income of 6.5 billion Yen at the state of the operating income.

As a result, income before income taxes is 25 billion and 820 million Yen, and net income for the fiscal year ended March 31, 2006 is 19 billion and 866 million Yen.  Both of them posted greater increase compared with the previous fiscal year.

4) Risk factor

The risk factors that we are recognizing as of March 31, 2006 are as follows.

(1）Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

(2）We depend on the computer industry and digital consumer electronics industry for sales of our products, and our business may be adversely affected by a decline in the computer market and digital consumer electronics market.

(3）We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins.

(4）If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed.

(5）We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

(6）We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales.

(7）We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data.

(8）Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

(9）Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets.

(10）Our growth places strains on our managerial, operational and financial resources.

(11）We could be harmed by litigation involving patents and other intellectual property rights.

(12）Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations.

(13）We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

(14）We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations.

(15）We may become subject to more stringent environmental regulations in the future.

(16）We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

(17）For our business to continue effectively, we will need to attract and retain qualified personnel.

We have not revised nor changed any parts of the risk factors listed above which we had reported in our annual report to Chief of the Kanto Local Finance Bureau on June 24, 2005 except the followings.

(2）We depend on the computer industry and digital consumer electronics industry for sales of our products, and our business may be adversely affected by a decline in the computer market and digital consumer electronics market.

Our precision motor and fan products are components used primarily in computer systems and digital consumer electronics products. A substantial portion of our net sales in turn depends on sales of computers, computer peripherals and digital consumer electronics products that incorporate our products. Although we have been diversifying our products and entering into new markets, such as motors for use in automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

rapid technological change;

frequent new product introductions and short product life cycles;

significant price competition and price erosion;

fluctuating inventory levels;

alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns;

variations in manufacturing costs and yields; and

significant expenditures for manufacturing equipment and product development.

The hard disk drive industry is fast extending the reach into the realm of digital consumer electronics. The prospect of a fast-paced expansion of the digital consumer electronics market is intensifying market competitions between manufacturers of hard disk drives and those of other data-storage alternatives represented by semiconductor memory devices.

An excessive market competition in the data-storage market, combined with the nature of the digital consumer electronics market highly subject to demand fluctuation, could oblige hard disk drive manufacturers to exercise unexpectedly drastic production adjustments. Such event could reduce demand for our products, eventually affecting the businesses, financial conditions and operating results of the entire Nidec Group.

5) Business forecasts for the year ending March 31, 2007

The global demand in general demonstrates an upward trend, given tones of market strong in the fast-growing BRICs and relatively firm in the major industrialized nations. In the meantime, the potential impact of further rises in crude oil price on raw material purchase price and the prospect of higher interest rates remain an issue of major concern.

Markets for our main products used in IT devices, home information appliances and electronic components are undergoing an adjustment phase albeit temporarily. In these market areas, new product development and shift to next-generation technologies are underway at a pace faster than ever, and even the slightest delay in action could seriously affect our performance and market position. Exchange-rate fluctuation risk and political instability in Asian/ South-east Asian region, where our production bases concentrate, are also destabilizing factors.

As the situation now stands, it is becoming increasingly difficult for component manufacturers including us to provide a precise business outlook based on accurate demand forecasts. The following earnings forecast for the year ending March 31, 2007 has been prepared under the assumption that the momentum of demand will gather during the second half of the fiscal year.

Consolidated financial forecasts for the year ending March 31, 2007

Net sales	¥580,000 million	(108.0% over the previous fiscal year)
Operating income	¥65,000 million	(121.7% over the previous fiscal year)
Income before provision income taxes	¥65,000 million	(101.0% over the previous fiscal year)
Net income	¥40,000 million	(97.7% over the previous fiscal year)

Consolidated financial forecasts for first half of the year ending March 31, 2007

Net sales	¥280,000 million	(109.3% over the previous fiscal year)
Operating income	¥30,000 million	(119.6% over the previous fiscal year)
Income before provision income taxes	¥30,000 million	(99.4% over the previous fiscal year)
Net income	¥18,500 million	(90.7% over the previous fiscal year)

Non-consolidated financial forecasts for the year ended March 31, 2007

Net sales	¥180,000 million	(107.0% over the previous fiscal year)
Operating income	¥8,500 million	(96.0% over the previous fiscal year)
Recurring profit	¥20,000 million	(81.5% over the previous fiscal year)
Net income	¥15,000 million	(75.5% over the previous fiscal year)

Non-consolidated financial forecasts for first half of the year ended March 31, 2007

Net sales	¥85,000 million	(102.6% over the previous fiscal year)
Operating income	¥3,600 million	(84.6% over the previous fiscal year)
Recurring profit	¥9,000 million	(73.2% over the previous fiscal year)
Net income	¥7,000 million	(68.4% over the previous fiscal year)

Note:

1) Consolidated results were in compliance with U.S. GAAP

2) Preset exchange rate is 1US$ = ¥115. Rates for Asian currencies are set in conjunction with this rate.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

4. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	Yen in millions
	March 31				Increase or
	2006		2005		Decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥92,079		¥70,111		¥21,968
Trade notes receivable	15,740		17,351		(1,611)
Trade accounts receivable	127,998		112,568		15,430
Inventories:
Finished goods	25,924		18,853		7,071
Raw materials	14,145		12,688		1,457
Work in process	16,662		13,009		3,653
Project in progress	893		964		(71)
Supplies and other	2,850		3,448		(598)
Other current assets	15,256		11,951		3,305
Total current assets	311,547	55.0	260,943	53.9	50,604

Marketable securities and other securities investments	21,328		18,495		2,833
Investments in and advances to affiliates	2,868		1,865		1,003
	24,196	4.3	20,360	4.2	3,836
Property, plant and equipment:
Land	36,088		31,774		4,314
Buildings	89,039		79,765		9,274
Machinery and equipment	210,108		178,594		31,514
Construction in progress	8,780		6,687		2,093
	344,015	60.8	296,820	61.3	47,195
Less - Accumulated depreciation	(167,787)	(29.6)	(147,614)	(30.5)	(20,173)
	176,228	31.2	149,206	30.8	27,022
Goodwill	44,266	7.8	40,664	8.4	3,602
Other non-current assets	9,733	1.7	13,000	2.7	(3,267)
Total assets	¥565,970	100.0	¥484,173	100.0	¥81,797

	Yen in millions
	March 31				Increase or
	2006		2005		Decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥43,621		¥28,478		¥15,143
Current portion of long-term debt	4,647		8,493		(3,846)
Trade notes and accounts payable	109,053		95,076		13,977
Other current liabilities	28,809		28,280		529
Total current liabilities	186,130	32.9	160,327	33.1	25,803

Long-term liabilities:
Long-term debt	32,134		37,833		(5,699)
Accrued pension and severance costs	9,704		11,128		(1,424)
Other long-term liabilities	11,365		12,338		(973)
Total long-term liabilities	53,203	9.4	61,299	12.7	(8,096)

Total liabilities	239,333	42.3	221,626	45.8	17,707

Minority interest in consolidated subsidiaries	62,978	11.1	55,507	11.4	7,471

Shareholders’ equity:
Common stock	65,649	11.6	61,180	12.6	4,469
Additional paid-in capital	68,240	12.1	63,799	13.2	4,441
Retained earnings	126,334	22.3	88,954	18.4	37,380

Foreign currency translation adjustments	(75)		(9,466)		9,391
Unrealized gains on securities	3,863		2,777		1,086
Minimum pension liability adjustment	(115)		(56)		(59)
Accumulated other comprehensive loss	3,673	0.6	(6,745)	(1.4)	10,418

Treasury stock, at cost	(237)	(0.0)	(148)	(0.0)	(89)
Total shareholders’ equity	263,659	46.6	207,040	42.8	56,619
Total liabilities and shareholders’ equity	¥565,970	100.0	¥484,173	100.0	¥81,797

Consolidated Statements of Income

	Year ended March 31,				Increase or
	2006		2005		Decrease
Net sales	¥536,858	100.0%	¥485,861	100.0%	¥50,997	10.5%
Cost of products sold	413,012	76.9	370,938	76.3	42,074	11.3
Selling, general and administrative expenses	41,188	7.7	35,340	7.3	5,848	16.5
Research and development expenses	29,232	5.4	25,918	5.4	3,314	12.8
Operation expenses	483,432	90.0	432,196	89.0	51,236	11.9
Operating income	53,426	10.0	53,665	11.0	(239)	(0.4)

Other income (expense):
Interest and dividend income	1,664		929		735
Interest expenses	(1,362)		(871)		(491)
Foreign exchange gain (loss), net	7,866		2,377		5,489
Gain (loss) from marketable securities, net	3,869		1,586		2,283
Gain (loss) from derivative instruments, net	75		(175)		250
Other, net	(1,160)		(221)		(939)
Total	10,952	2.0	3,625	0.8	7,327	202.1
Income before provision for income taxes	64,378	12.0	57,290	11.8	7,088	12.4
Provision for income taxes	(15,213)	(2.9)	(12,847)	(2.7)	(2,366)	18.4
Income before minority interest and equity in earnings of affiliated companies	49,165	9.1	44,443	9.1	4,722	10.6
Minority interest in income (loss) of consolidated subsidiaries	8,170	1.5	10,954	2.2	(2,784)	(25.4)
Equity in net (income) /loss of affiliated companies	46	0.0	34	0.0	12	35.3
Net income	¥40,949	7.6%	¥33,455	6.9%	¥7,494	22.4%

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares *	Amount					Total
Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040
Comprehensive income:
Net income				40,949			40,949
Other comprehensive income (loss):
Foreign currency translation adjustments					9,391		9,391
Unrealized gains on securities, net of reclassification adjustment					1,086		1,086
Minimum pension liability adjustment					(59)		(59)
Total comprehensive income							51,367
Dividends paid				(3,569)			(3,569)
Conversion of convertible debt	2,032,966	4,242	4,240				8,482
Issuance cost of new stock			(49)				(49)
Exercise of stock option	123,400	227	250				477
Purchase of treasury stock						(89)	(89)
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659

Note:

* A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the number of common stock as of March 31, 2006 have been accordingly reflected the effect of the stock split.

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2004	65,017,898	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046
Comprehensive income:
Net income				33,455			33,455
Other comprehensive income (loss):
Foreign currency translation adjustments					2,009		2,009
Unrealized gains on securities, net of reclassification adjustment					(195)		(195)
Minimum pension liability adjustment					(24)		(24)
Total comprehensive income							35,245
Dividends paid				(2,388)			(2,388)
Conversion of convertible debt	570,665	1,940	1,940				3,880
Issuance of new shares	5,620,000	30,084	30,077				60,161
Issuance cost of new stock			(207)				(207)
Exercise of stock option	43,900	161	161				322
Treasury stock issued upon stock exchange			6			31	37
Purchase of treasury stock						(56)	(56)
Balance at March 31, 2005	71,252,463	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040

4) Consolidated Statements of Cash Flows

	Yen in millions
	For the year ended March 31		Increase or
	2006	2005	Decrease
Cash flows from operating activities:
Net income	¥40,949	¥33,455	¥7,494
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	26,626	22,105	4,521
Loss (gain) on sales of marketable securities *	(3,869)	(1,618)	(2,251)
Loss (gain) on devaluation of marketable securities	-	32	(32)
Loss (gain) on sales and disposal of property, plant and equipment	123	1,479	(1,356)
Minority interest in income of consolidated subsidiaries	8,170	10,954	(2,784)
Equity in net loss (income) of affiliated companies	46	34	12
Loss (gain) on derivative instruments, net	(75)	175	(250)
Foreign currency adjustments	(4,237)	(752)	(3,485)
Accrual for pension and severance costs, net payments	(2,924)	(9,352)	6,428
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(9,806)	(15,132)	5,326
Decrease (increase) in inventories	(10,256)	(3,254)	(7,002)
Increase (decrease) in notes and accounts payable	7,943	968	6,975
Increase (decrease) in accrued income taxes	601	2,303	(1,702)
Other	2,641	2,936	(295)
Net cash provided by operating activities	¥55,932	¥44,333	¥11,599

	Yen in millions
	For the year ended March 31		Increase or
	2006	2005	Decrease
Cash flows from investing activities:
Additions to property, plant and equipment	¥(43,185)	¥(37,257)	¥(5,928)
Proceeds from sales of property, plant and equipment	1,505	2,510	(1,005)
Purchases of marketable securities	(329)	(3)	(326)
Proceeds from sales of marketable securities	4,083	2,739	1,344
Investments in and advances to affiliated companies	(725)	-	(725)
Proceeds from sales of investments in affiliated companies	-	344	(344)
Payments for additional investments in subsidiaries	(5,283)	(12,103)	6,820
Acquisitions of consolidated subsidiaries, net of cash acquired	-	23	(23)
Other	(41)	(2,141)	2,100
Net cash used in investing activities	(43,975)	(45,888)	1,913
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	13,080	(57,824)	70,904
Proceeds from issuance of long-term debt	100	2,868	(2,768)
Repayments of long-term debt	(3,130)	(4,442)	1,312
Proceeds from issuance of new shares	454	60,133	(59,679)
Dividends paid	(3,569)	(2,388)	(1,181)
Other	(1,591)	(841)	(750)
Net cash (used in) provided by financing activities	5,344	(2,494)	7,838
Effect of exchange rate changes on cash and cash equivalents	4,667	768	3,899
Net (decrease) increase in cash and cash equivalents	21,968	(3,281)	25,249
Cash and cash equivalents at beginning of year	70,111	73,392	(3,281)
Cash and cash equivalents at end of year	¥92,079	¥70,111	¥21,968

Note:

* Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., on October 1, 2005, Nidec’s shares of UFJ Holdings, Inc. were exchanged for the shares of the new company, Mitsubishi UFJ Financial Group. As a result of this share exchange, Nidec record a gain of ¥1,123 million for the year ended March 31, 2006, included in ¥3,869 million of “Loss (gain) on sales of marketable securities”.

Scope of consolidation and application of the equity method

(1) Scope of consolidation

	As of
	March 31, 2006	March 31, 2005
Number of consolidated subsidiaries	94	89

Changes from March 31, 2005

Newly included in consolidation: 8
Newly established	5	Nidec Vietnam Corporation Nidec Machinery (Thailand) Co., Ltd. Nidec-Kyori (Shanghai) Machinery Corporation Nidec Automotive Motor (Zhejiang) Corporation Nidec Nissin (Dongguan) Corporation
Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased	3	Nidec-Read Korea Corporation Nidec Sankyo Europe GmbH Nidec Sankyo (Zhejiang) Corporation

Excluded from consolidation: 3
Decreased in consolidation because a subsidiary was liquidated	2	P. T. Tokyo Pigeon Indonesia Tokyo Pigeon Mfg. Pte., Ltd.
Decreased in consolidation because it has no importance (in liquidation)	1	Sankyo Precision (Malaysia) Sdn. Bhd.

(2) Application of equity method

	As of
	March 31, 2006	March 31, 2005
Number of affiliates accounted for by the equity method	5	4

Changes from March 31, 2005

Newly included in accounted for by the equity method: 1
Newly established	1	NTN-Nidec (Thailand) Co., Ltd.

Segment information

1) Operating Segment Information

			Yen in millions
	Year ended March 31, 2006		Year ended March 31, 2005		Increase or decrease
Net sales:
Nidec Corporation	¥168,220	17.4%	¥130,351	15.2%	¥37,869	29.1%
Nidec Electronics (Thailand) Co., Ltd.	77,477	8.0	58,131	6.8	19,346	33.3
Nidec (Zhejiang) Corporation	19,372	2.0	14,089	1.6	5,283	37.5
Nidec (Dalian) Limited	48,673	5.0	39,432	4.6	9,241	23.4
Nidec Singapore Pte. Ltd.	63,188	6.5	46,805	5.5	16,383	35.0
Nidec (H.K.) Co., Ltd.	27,302	2.8	19,117	2.2	8,185	42.8
Nidec Philippines Corporation	32,307	3.3	22,225	2.6	10,082	45.4
Nidec Sankyo Corporation	88,172	9.1	88,193	10.3	(21)	(0.0)
Nidec Copal Corporation	55,385	5.7	63,418	7.4	(8,033)	(12.7)
Nidec Tosok Corporation	22,488	2.3	24,649	2.9	(2,161)	(8.8)
Nidec Copal Electronics Corporation	21,793	2.3	23,008	2.7	(1,215)	(5.3)
Nidec Shibaura Corporation	16,204	1.7	23,797	2.8	(7,593)	(31.9)
Nidec-Shimpo Corporation	11,133	1.2	12,643	1.5	(1,510)	(11.9)
Nidec Nissin Corporation	12,929	1.3	13,682	1.6	(753)	(5.5)
All others	302,134	31.4	276,050	32.3	26,084	9.4
Sub-total	966,777	100.0%	855,590	100.0%	111,187	13.0
Adjustments and eliminations	(429,919)	-	(369,729)	-	(60,190)	-
Consolidated total	¥536,858	-	¥485,861	-	¥50,997	10.5%

			Yen in millions
	Year ended March 31, 2006		Year ended March 31, 2005		Increase or decrease
Operating income:
Nidec Corporation	¥8,852	16.2%	¥2,351	4.9%	¥6,501	276.5%
Nidec Electronics (Thailand) Co., Ltd.	11,335	20.7	8,649	18.1	2,686	31.1
Nidec (Zhejiang) Corporation	108	0.2	107	0.2	1	0.9
Nidec (Dalian) Limited	3,718	6.8	2,436	5.1	1,282	52.6
Nidec Singapore Pte. Ltd.	1,205	2.2	1,935	4.0	(730)	(37.7)
Nidec (H.K.) Co., Ltd.	347	0.6	362	0.8	(15)	(4.1)
Nidec Philippines Corporation	1,059	1.9	(379)	(0.8)	1,438	-
Nidec Sankyo Corporation	9,050	16.6	7,624	15.9	1,426	18.7
Nidec Copal Corporation	2,524	4.6	3,195	6.7	(671)	(21.0)
Nidec Tosok Corporation	435	0.8	1,053	2.2	(618)	(58.7)
Nidec Copal Electronics Corporation	2,949	5.4	3,583	7.5	(634)	(17.7)
Nidec Shibaura Corporation	(274)	(0.5)	1,356	2.8	(1,630)	-
Nidec-Shimpo Corporation	498	0.9	1,397	2.9	(899)	(64.4)
Nidec Nissin Corporation	683	1.2	946	2.0	(263)	(27.8)
All others	12,179	22.4	13,252	27.7	(1,073)	(8.1)
Sub-total	54,668	100.0	47,867	100.0	6,801	14.2
Adjustments and eliminations	(1,242)	-	5,798	-	(7,040)	-
Consolidated total	¥53,426	-	¥53,665	-	¥(239)	(0.4)%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,636	¥12,103	¥63	¥19,676
Debt securities	-	-	-	-
Total	¥7,636	¥12,103	¥63	¥19,676

Securities not practicable to fair value
Equity securities	¥1,652

	Yen in millions
	March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,586	¥9,066	¥98	¥16,554
Debt securities	5	0	-	5
Total	¥7,591	¥9,066	¥98	¥16,559

Securities not practicable to fair value
Equity securities	¥1,936

Supplemental Information

1) Consolidated statements of income (Quarterly)

	Three months ended March 31,				Increase or
	2006		2005		Decrease
Net sales	¥143,955	100.0%	¥121,232	100.0%	¥22,723	18.7%
Cost of products sold	111,636	77.5	91,111	75.2	20,525	22.5
Selling, general and administrative expenses	11,165	7.8	7,920	6.5	3,245	41.0
Research and development expenses	7,809	5.4	7,113	5.9	696	9.8
Operation expenses	130,610	90.7	106,144	87.6	24,466	23.0
Operating income	13,345	9.3	15,088	12.4	(1,743)	(11.6)

Other income (expense):
Interest and dividend income	585		311		274
Interest expenses	(535)		(127)		(408)
Foreign exchange gain (loss), net	221		2,788		(2,567)
Gain (loss) from marketable securities, net	1,034		124		910
Gain (loss) from derivative instruments, net	39		(224)		263

Other, net	(136)		(284)		148
Total	1,208	0.8	2,588	2.2	(1,380)	(53.3)
Income before provision for income taxes	14,553	10.1	17,676	14.6	(3,123)	(17.7)
Provision for income taxes	(4,102)	(2.8)	(4,489)	(3.7)	387	(8.6)
Income before minority interest and equity in earnings of affiliated companies	10,451	7.3	13,187	10.9	(2,736)	(20.7)
Minority interest in income (loss) of consolidated subsidiaries	1,959	1.4	3,922	3.2	(1,963)	(50.1)
Equity in net (income) /loss of affiliated companies	68	0.0	(45)	(0.0)	113	-
Net income	¥8,424	5.9%	¥9,310	7.7%	¥(886)	(9.5)%

2) Business Segment Information

	Japanese yen (Millions)
	Year ended March 31, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥273,759	¥37,767	¥73,243	¥128,791	¥23,298	¥536,858	¥-	¥536,858
Intersegment	315	100	10,881	502	3,869	15,667	(15,667)	-
Total	274,074	37,867	84,124	129,293	27,167	552,525	(15,667)	536,858
Operating expenses	238,496	39,730	73,013	119,571	25,093	495,903	(12,471)	483,432
Operating income	¥35,578	¥(1,863)	¥11,111	¥9,722	¥2,074	¥56,622	¥(3,196)	¥53,426

	Japanese yen (Millions)
	Year ended March 31, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥222,714	¥35,564	¥76,957	¥128,417	¥22,209	¥485,861	¥-	¥485,861
Intersegment	291	92	9,345	728	2,883	13,339	(13,339)	-
Total	223,005	35,656	86,302	129,145	25,092	499,200	(13,339)	485,861
Operating expenses	196,982	35,400	74,316	116,730	22,399	445,827	(13,631)	432,196
Operating income	¥26,023	¥256	¥11,986	¥12,415	¥2,693	¥53,373	¥292	¥53,665

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

3) Sales by Geographic Segment

			Yen in millions
	Year ended March 31, 2006		Year ended March 31, 2005		Increase or decrease
Japan	¥294,307	54.8%	¥292,822	60.3%	¥1,485	0.5%
America	8,398	1.6	8,200	1.7	198	2.4
Singapore	72,970	13.6	59,989	12.3	12,981	21.6
Thailand	56,246	10.5	42,653	8.8	13,593	31.9
Philippines	6,848	1.3	5,557	1.1	1,291	23.2
China	30,565	5.7	23,771	4.9	6,794	28.6
Other	67,524	12.5	52,869	10.9	14,655	27.7
Total	¥536,858	100.0%	¥485,861	100.0%	¥50,997	10.5%

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

4) Sales by Region

			Yen in millions
	Year ended March 31, 2006		Year ended March 31, 2005		Increase or decrease
North America	¥16,810	3.1%	¥17,845	3.7%	¥(1,035)	(5.8)%
Asia	335,861	62.6	268,830	55.3	67,031	24.9
Other	18,322	3.4	22,141	4.6	(3,819)	(17.2)
Overseas sales total	370,993	69.1	308,816	63.6	62,177	20.1
Japan	165,865	30.9	177,045	36.4	(11,180)	(6.3)
Consolidated total	¥536,858	100.0%	¥485,861	100.0%	¥50,997	10.5%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

NON-CONSOLIDATED FINANCIAL STATEMENTS

(YEAR ENDED MARCH 31, 2006)

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: April 25, 2005

Stock Listings: Tokyo, Osaka

Head Office: Kyoto, Japan

1. Non-Consolidated Financial Performance (from April 1, 2005 to March 31, 2006)

(1) Results of Operations

	Japanese yen (Millions unless indicated)
	Year ended March 31
	2006	2005
Net sales	¥168,220	¥130,351
Percent change from the previous period	29.1%	9.9%
Operating income	8,852	2,352
Percent change from the previous period	276.4%	58.7%
Recurring profit	24,544	13,468
Percent change from the previous period	82.2%	181.5%
Net income	19,866	12,425
Percent change from the previous period	59.9%	361.0%
Net income per share, basic (Yen)	¥137.24	¥176.03
Net income per share, diluted (Yen)	¥132.27	¥167.93
Return on equity	10.6%	9.1%
Recurring profit to total assets	8.7%	5.6%
Recurring profit to net sales	14.6%	10.3%

Notes:

1. Average number of shares issued and outstanding at the beginning and end of the years:

143,444,914 shares for the year ended March 31, 2006

69,734,952 shares for the year ended March 31, 2005

2. Change in accounting method: Not-applicable

3. Percentage change of net sales, operating income and net income are indicated in comparison with the same previous period.

4. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. The per-share amounts of basic and diluted net income for the year ended March 31, 2005 after adjustments to reflect the effect of the stock split are ¥88.01 and ¥87.97, respectively.

(2) Dividend condition

	Japanese yen (Yen)
	Year ended March 31,
	2006	2005
Amount dividend per share (Annual)	¥45.00	¥45.00
Interim dividend per share	25.00	20.00
Year-end dividend per share	20.00	25.00
Dividend amount	¥4,681 million	¥3,194 million
Dividend payout ratio	23.7%	25.6%
Dividend to shareholders’ equity	2.3%	1.8%

Note:

A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. On a pre-split basis, the year-end dividend amount translates into ¥40 per share, making the annual dividend ¥65 per share, a ¥20 increase year on year.

(3) Financial Position

	Japanese yen (Millions, unless indicated)
	Year ended March 31,
	2006	2005
Total assets	¥303,032	¥261,575
Shareholders’ equity	200,227	174,447
Shareholders’ equity to total assets	66.1%	66.7%
Shareholders’ equity per share (Yen)	1,383.27	2,446.73

Note:

1. Number of shares issued and outstanding at the end of the respective years:

144,619,182 shares at March 31, 2006

71,236,861 shares at March 31, 2005

2. Treasury stock:

42,110 shares at March 31, 2006

15,602 shares at March 31, 2005

3. The per-share amount of shareholders’ equity is on pre-split basis. Assuming the split had taken effect on April 1, 2005, the shareholders’ equity translates into ¥1,223.36.

2. Forecast of Non-Consolidated Financial Performance

(For the year ending March 31, 2007)

	Japanese yen (Millions) except for per share data
	Six months ending September 30	Year ending March 31
	2006	2007
Net sales	¥85,000	¥180,000
Operating income	3,600	8,500
Recurring income	9,000	20,000
Net income	7,000	15,000
Dividend per share (Interim)	¥17.50	-
Dividend per share (Annual)	-	¥35.00

Reference: Forecast net income per share for the fiscal year is ¥102.48.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2006		2005
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥13,657		¥9,944		¥3,713
Notes receivable	1,094		1,132		(38)
Accounts receivable	47,586		39,806		7,780
Finished products	5,505		2,232		3,273
Raw materials	41		46		(5)
Work in process	321		192		129
Supplies	136		114		22
Advances	6		5		1
Prepaid expenses	440		368		72
Deferred income taxes	1,684		1,488		196
Short-term loans to affiliates	42,781		30,167		12,614
Other receivables	5,832		5,489		343
Other current assets	66		52		14
Allowance for doubtful accounts	(917)		(742)		(175)
Total current assets	118,232	39.0	90,293	34.5	27,939
Fixed assets:
Tangible assets	22,432	7.4	22,476	8.6	(44)
Buildings	9,683		8,720		963
Structures	265		185		80
Machinery and equipment	1,185		1,191		(6)
Vehicles and delivery equipment	8		12		(4)
Tools, furniture and fixtures	1,735		1,464		271
Land	9,537		9,987		(450)
Construction in progress	19		917		(898)
Intangible assets	116	0.0	133	0.1	(17)
Patents	0		1		(1)
Software	75		81		(6)
Other intangible assets	41		51		(10)
Investments and other assets	162,252	53.6	148,673	56.8	13,579
Investment in securities	7,224		8,203		(979)
Investment securities of affiliates	138,211		125,145		13,066
Investments other than securities	3		3		-
Investment in affiliates	12,513		9,676		2,837
Long-term loans to affiliates	2,475		986		1,489
Bankruptcy and other claims	523		492		31
Long-term prepaid expenses	458		638		(180)
Deferred income taxes	986		2,197		(1,211)
Other (investments)	404		1,876		(1,472)
Allowance for doubtful accounts	(545)		(543)		(2)
Total fixed assets	184,800	61.0	171,282	65.5	13,518
Total assets	¥303,032	100.0	¥261,575	100.0	¥41,457

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	March 31		March 31		Increase (decrease)
	2006		2005
	Amount	%	Amount	%
Current liabilities
Notes payable	¥97		¥133		¥(36)
Accounts payable	29,205		27,078		2,127
Short-term borrowings	32,190		11,200		20,990
Current portion of long-term debt	605		914		(309)
Current portion of convertible bond	-		5,394		(5,394)
Accrued liabilities	4,456		2,638		1,818
Accrued expenses	652		617		35
Income taxes payable	2,722		1,674		1,048
Advances received	2		10		(8)
Deposits received	74		135		(61)
Deferred credit	645		606		39
Accrued bonuses to employees	1,169		1,062		107
Notes payable for construction	39		485		(446)
Other current liabilities	5		4		1
Total current liabilities	71,861	23.7	51,950	19.9	19,911
Non-current liabilities
Corporate bonds	27,000		30,000		(3,000)
Long-term debt	600		1,205		(605)
Accrued severance and benefit costs	1,191		998		193
Accrued retirement benefit to directors	-		107		(107)
Discount on bond	413		638		(225)
Other current non-current liabilities	1,740		2,230		(490)
Total fixed liabilities	30,944	10.2	35,178	13.4	(4,234)
Total liabilities	102,805	33.9	87,128	33.3	15,677
Shareholders’ equity
Common stock	65,649	21.7	61,180	23.4	4,469
Additional paid-in capital	69,870	23.1	65,403	25.0	4,467
Retained earnings	63,175	20.8	47,242	18.1	15,933
Legal reserve	721		721		-
Reserve for general purpose	41,650		33,150		8,500
Unappropriated retained earnings	20,804		13,371		7,433
(of which, Net income)	19,866		12,425		7,441
Land revaluation reserve	(599)	(0.2)	(813)	(0.3)	214
Net unrealized loss on securities	2,369	0.8	1,583	0.6	786
Treasury stock	(237)	(0.1)	(148)	(0.1)	(89)
Total shareholders’ equity	200,227	66.1	174,447	66.7	25,780
Total liabilities and shareholders’ equity	¥303,032	100.0	¥261,575	100.0	¥41,457

2) Non-Consolidated Statements of Income

For the year ended March 31, 2006 and 2005

	Japanese yen (Millions)
	Year ended March 31,				Increase ( decrease)	% increase
	2006		2005
	Amount	%	Amount	%
Net sales	¥168,220	100.0	¥130,351	100.0	¥37,869	29.1
Cost of sales	146,013	86.8	114,841	88.1	31,172	27.1
Gross profit	22,207	13.2	15,510	11.9	6,697	43.2
Selling, general and administrative expenses	13,355	7.9	13,158	10.1	197	1.5
Operating income	8,852	5.3	2,352	1.8	6,500	276.4
Other income	16,984	10.1	11,903	9.1	5,081	42.7
Interest income	1,052		319		733
Dividend income	11,802		9,774		2,028
Foreign exchange gains, net	3,187		1,026		2,161
Other	943		784		159
Other expenses	1,292	0.8	787	0.6	505	64.2
Interest expenses	586		153		433
Interest on corporate bonds	10		64		(54)
Sales discount	227		112		115
Share issuance expense	2		322		(320)
Other	467		136		331
Recurring profit	24,544	14.6	13,468	10.3	11,076	82.2
Extraordinary gains	1,945	1.1	1,165	0.9	780	67.0
Gain on sale of fixed assets	8		43		(35)
Gain on sale of marketable securities	1,843		632		1,211
Gain on sale of investment in affiliates	-		1		(1)
Gain on reversal of allowance for doubtful accounts	16		-		16
Gain on reversal of provision for retirement allowances for directors and corporate auditors	-		382		(382)
Other	78		107		(29)
Extraordinary losses	669	0.4	1,030	0.8	(361)	(35.0)
Loss on disposal of property, plant and equipment	307		222		85
Loss on support of subsidiary	-		808		(808)
Impairment loss	362		-		362
Income before income taxes	25,820	15.3	13,603	10.4	12,217	89.8
Income taxes (Current)	5,515	3.3	2,799	2.1	2,716
Income taxes (Deferred)	439	0.2	(1,621)	(1.2)	2,060
Net income	¥19,866	11.8	¥12,425	9.5	¥7,441	59.9
Retained earnings brought forward from previous period	2,940		2,247		693
Reversal of land revaluation reserve	(214)		112		(326)
Interim dividend payments	1,788		1,413		375
Unappropriated retained earnings for the period	¥20,804		¥13,371		¥7,433	55.6

3) Proposal for Appropriation Retained Earnings

Japanese yen (Millions)
Unappropriated profit	¥20,804
This will be appropriated as follows ;
Dividend payments(¥20 per share)	2,893
Bonuses to directors	172
Bonuses to corporate auditors	8
General reserve	14,500
Retained earnings to be carried forward	¥3,231

Notes: Interim dividends of ¥1,788 million (¥25 per share) were paid on December 09, 2005.

(Additional information)

A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005, according to decision of board of directors held on July 28, 2005.

4) Significant accounting policy

1. Securities

(1) Investments in subsidiaries and affiliates:

Valuation at cost, with cost determined by the moving average method

(2) Other securities with fair value:

Stated at fair value based on market price at end of the period year ended March 31, 2006. (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

(3) Other securities not practicable to fair value:

Stated at cost determined using the moving average method.

2. Derivatives:

Stated at fair value

3. Inventories:

(1) Finished goods, materials, work in progress:

Stated at the lower of cost or market method with cost determined using the moving average method.

(2) Supplies:

Stated at the lower of cost or market method with cost determined using the last purchase price method or replacement cost.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining balance method

Stated based on the declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied. Major economic lives of tangible fixed assets are as follows;

Buildings and structures 2 to 50 years

Machinery 2 to 9 years

(2) Intangible fixed assets: Straight-line method

Amortization of goodwill is computed based on the straight-line method. With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

5. Accounting for deferred assets

Stock issuance cost: Recognized as expensed

6. Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on March 31, 2006, with the resulting difference included in gains or losses.

7. Policy for significant provisions

(1) Allowances for doubtful accounts:

Appropriate allowances are made for general receivables based on the historical rate of credit loss experienced, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees:

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits:

Provision of employee retirement and severance benefits are stated on the projected benefit obligation less pension plan assets at the end of the fiscal year.

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 5 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

8. Leases

Financial leases other than those that are deemed to transfer the ownership of the leased assets to the lessees are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

(1) Hedge accounting policy:

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge:

(a) Method of hedge: Forward exchange contracts

(b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy:

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) Evaluating effectiveness of hedging activities:

With regard to forward exchange contracts, Nidec avoided evaluating the effectiveness if the denominated currency, the notional amount and the contract period are the same.

10. Other important respects to preparation method of financial statements

(1) Accounting procedure of Consumption taxes:

Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

(2) Application of consolidated taxation system

Nidec Corporation has adopted consolidated taxation system from this fiscal year ended March 31, 2006.

Change of Important Items Regarding the Basis of Preparation of Financial Statements

<Accounting for impairment of fixed assets>

Accounting standard on impairment of fixed assets and guideline for accounting of impairment of fixed assets based on the Japanese GAAP are adopted from this fiscal year ended March 31, 2006.

As a result, ¥362 million of impairment loss is reported as extraordinary losses. Based on revised regulations of financial statement, the impairment loss amount is recognized as decreases in each fixed assets.

Notes to the Non-Consolidated Balance Sheets

1. Depreciation amount deducted from acquisition cost of tangible fixed assets

	As of March 31, 2006	As of March 31, 2005
Buildings:	¥26 million	¥26 million

2. Authorized share capital and issued and outstanding

		(Unit: shares)
	As of March 31, 2006	As of March 31, 2005
Authorized share capital	480,000,000	240,000,000
Issued and outstanding	144,661,292	71,252,463

3. Treasury shares

		(Unit: shares)
	As of March 31, 2006	As of March 31, 2005
The number of treasury shares	42,110	15,602

4. Contingent liabilities

Our guarantees of indebtedness (mainly consists of bank loans) are as follows:

Japanese yen (Millions)
As of March 31
	2006	2005
(Group companies)
Nidec Philippines Corporation	-	1,289 (US$ 12,000th.)
Nidec (ZheJiang) Corporation	-	322 (US$ 3,000th.)
Nidec (DongGuan) Ltd	-	215 (US$ 2,000th.)
Total	-	1,826 (US$ 17,000th.)

Note to Non-Consolidated Statements of Income

1. Research and development expenses

	Japanese yen (millions)
	For the year ended March 31,
	2006	2005
Research and development expenses included in SG&A expenses and cost of sales	¥17,796	¥14,978

2. Loss on impairment

For the year ended March 31, 2006

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥362 million of extraordinary losses). The details are following.

Assets	Address	Loss of impairment
Building and others	Itabashi, Tokyo	¥41 million
Land and others	Mimasaka, Okayama	¥78 million
Building and others	Kyotango, Kyoto	¥243 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets. Market value of assets that is difficult to sale or to divert is calculated as ¥0.

For the year ended March 31, 2005

Not applicable.

Notes to Marketable Securities

As of March 31, 2006

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥100,753 million	¥295,299 million	¥194,546 million
Investment in affiliates	-	-	-
Total	¥100,753 million	¥295,299 million	¥194,546 million

As of March 31, 2005

Investments in subsidiaries and affiliates available for fair value

	Carrying amount	Fair value	Difference
Investment in subsidiaries	¥91,969 million	¥205,876 million	¥113,907 million
Investment in affiliates	-	-	-
Total	¥91,969 million	¥205,876 million	¥113,907 million

Notes to Accounting for income tax

1. Details for deferred tax assets and liabilities

	Japanese yen (millions)
	Year ended March 31, 2006	Year ended March 31, 2005
Deferred tax assets (current):
Disallowed provisions for bad debts	¥375	¥162
Disallowed provisions for bonus	546	495
Disallowed unpaid business tax	456	496
Write-down for inventories	36	41
Disallowed accrued amount expense	25	46
Allowed deferred credit	246	246
Others	-	2
Total	1,684	1,488

Deferred tax assets (non-current):
Valuation loss on investment securities	88	99
Disallowed depreciation	208	201
Disallowed loss on retirement of fixed assets	322	353
Accrued for retirement benefit to employees	561	483
Accrued retirement benefit to directors	34	55
Foreign tax credit to be unused	724	1,629
Allowed long-term deferred credit	656	902
Impairment loss of fixed assets	149	-
Others	27	19
Subtotal Total	2,769	3,741
Valuation allowance	(149)	(487)
Total	2,620	3,254

Deferred tax liabilities (non-current):
Unrealized gains (losses) on securities, net of reclassification adjustment	1,634	1,057
Total	1,634	1,057

Deferred tax assets, net	¥986	¥2,197

2. Details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31, 2006	Year ended March 31, 2005
Statutory rate of taxation	41.0%	41.0%
（Adjustments）
Disallowed expenses such as entertainment	0.4	2.3
Disallowed profit such as dividend received	(4.1)	(4.4)
Foreign tax credit	(10.9)	(19.7)
Inhabitant tax per capita levy	0.1	0.2
Valuation allowance	(1.3)	(8.1)
Other	(2.1)	(2.6)
Obligation rate based on the tax effect accounting	23.1%	8.7%

Increase of issued number of shares

	Number of shares to be issued	Offering price or conversion price	Amount of issue price to be accounted to stated capital
	share	Yen	Yen in million
Increase in stock split	71,542,257	-	-
Increase in conversion of convertible debt	1,321,480	¥3,399.50 (pre-split basis ¥6,798.90)	¥2,696 million
Increase by exercising of stock option	98,200	¥3,675.00 (pre-split basis ¥7,350.00	¥227 million
Increase in conversion of yen denominated convertible bonds with stock acquisition rights due 2008	446,892	¥6,914.40 (pre-split basis ¥13,828.70)	¥1,545 million
Total	73,408,829	-	¥4,468 million

6. CHANGE IN DIRECTOR

1. Proposed change in Representative Director

Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Representative Director (currently Executive Vice President, Chief Operating Officer and Director)
Date of birth:	March 28, 1949
Reason for the change:	Administrative improvement

2. Proposed changes in other Members of the Board of Directors

(1) New Board Director

Juntaro Fujii	Currently, Deputy President of Mitsubishi UFJ Research and Consulting Co., Ltd.
Toru Kodaki	Currently, Executive Vice President of The Japan Foundation

Juntaro Fujii will be appointed as Executive Vice President on June 22, 2006.

(2) Change in a position

Kenji Sawamura	Executive Vice President (currently Senior Managing Director)

(3) New Corporate Auditor

Shiro Kuniya	Currently, Attorney
Yoshiro Kitano	Currently, Public Accountant

(4) Retiring Corporate Auditor

Yoichi Ichikawa	Currently full-time Corporate Auditor

Yoichi Ichikawa will be appointed as Corporate Advisor on June 22, 2006.

Election of new directors will be submitted for, and subject to, approval at the Company's Ordinary General Meeting of Shareholders to be held on June 22, 2006.